EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Years ended December 31,
	2015	2014	2013	2012	2011
Earnings before income taxes	$7,155	$7,137	$6,232	$5,910	$5,393
Fixed charges excluding capitalized interest	391	455	514	603	677
Amortization of previously capitalized interest	90	72	74	75	64
Net adjustment for earnings from affiliates	(34)	7	13	69	(38)
Earnings available for fixed charges	$7,602	$7,671	$6,833	$6,657	$6,096
Fixed charges:
Interest and debt expense(1)	$339	$402	$461	$551	$626
Interest capitalized during the period	158	102	87	74	57
Rentals deemed representative of an interest factor	52	53	53	52	51
Total fixed charges	$549	$557	$601	$677	$734
Ratio of earnings to fixed charges	13.8	13.8	11.4	9.8	8.3

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.